FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

May 3, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
"May 3-04"	NR:04-09

LUMINA COMPLETES PURCHASE OF THE MOLINO MINING CONCESSION

Lumina Copper Corp (“Lumina”) announces that it has completed the purchase of the Molino mining concession that lies contiguous to Lumina’s Galeno property in the Yanacocha district in Peru.  Lumina has a long-term option to acquire a 100% ownership interest in the Galeno property.

Galeno and Molino, located approximately 16 kilometers east of Newmont’s Yanacocha gold mine, host a large “porphyry copper/gold” deposit.  Copper and gold mineralization was first recognized on the property in 1993 and previous owners have completed approximately 13,145 meters of diamond and reverse circulation drilling in 51 holes.  A Historical Inferred Resource Estimate of 486 Mt at 0.57% Cu and 0.14g/t Au, at a cutoff grade of 0.4% Cu was estimated by North Ltd. and deemed to be relevant by AMEC in its Technical Report on the property that was completed in compliance with National Instrument 43-101.  For more detailed information on the property, please refer to the AMEC Technical Report that can be found on our website at www.luminacopper.com or on Sedar at www.sedar.com.

"The Copper Development Company"

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041